Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

I, Dr Ian Loomis, P.E. am employed as a Principal Mining Engineer with Amec Foster Wheeler E&C Services Inc. (Amec Foster Wheeler)

This certificate applies to the technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, that has an effective date of 15 January 2018 (the “technical report”).

I am registered as a Professional Engineer in the State of New Mexico (#12003) and the State of Colorado (PE.0048674). I graduated with a Bachelor of Science degree in Mining Engineering from the New Mexico Institute of Mining and Technology (New Mexico Tech) in 1987 and with Master’s of Science and Doctor of Philosophy, both in Mining Engineering, from the Virginia Polytechnic Institute and State University (Virginia Tech) in 1995 and 1997 respectively.

I have practiced my profession for nearly 31 years since graduating in 1987. I have been directly involved in project start-up and commissioning, pre-feasibility and feasibility level studies and the operational phases of undergrounding mining, including projects in underground salt, copper, gold, coal, primarily dealing with the mine ventilation systems. I spent eight years in the Engineering department of a large (80,000 tpd) block cave mine project, which included studies to expand the mine district with additional block caves to ensure sustained output.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Oyu Tolgoi Mine on 7 November 2017.

I am responsible for Sections 1.1 to 1.2, 1.12 to 1.13, 1.14, 1.16, 1.19 to 1.20, 1.24.2 to 1.24.3, 1.24.5, 1.24.10 to 1.24.11; Sections 2.1 to 2.5; Section 3; Section 15; Section 16; Section 18; Sections 21.1.1 to 21.1.2, 21.1.4, 21.1.7 to 21.1.12, 21.2.1 to 21.2.2, 21.2.4 to 21.2.5, 21.2.7; Sections 24.1.1 to 24.1.2, 24.1.4, 24.1.7; Sections 25.1, 25.7 to 25.8, 25.10, 25.13 to 25.14, 25.17; Sections 26.1, 26.2, 26.4.2 and Section 27 of the technical report.

I am independent of Entrée Resources Ltd as independence is described by Section 1.5 of NI 43–101.

I have previous involvement with the Oyu Tolgoi Mine project by way of a 2013 Risk Assessment Workshop, peer review of ventilation shafts and fans, intake air heating system, Conveyor to Surface Pre-feasibility and Feasibility studies, support to the Detailed Integrated Development and Operational Plan 2.0 (DIDOP 2.0), including the effects and impact of various haulage systems, and a study of the potential to apply Ventilation on Demand approaches.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

Amec Foster Wheeler E&C Services, Inc.
2000 S Colorado Blvd # 2-1000,	www.amecfw.com
Denver, CO 80222	www.woodplc.com
Tel: (303) 935-6505

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 28 February, 2018

“Signed and sealed”

Dr. Ian Loomis, P.E.

Amec Foster Wheeler E&C Services, Inc.
2000 S Colorado Blvd # 2-1000,	www.amecfw.com
Denver, CO 80222	www.woodplc.com
Tel: (303) 935-6505